UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-37384

Lakefront Biotherapeutics
(Translation of registrant's name into English)

Schaliënhoevedreef 20T, 2800 Mechelen, Belgium
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The information contained in this Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333- 218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886, 333-283361, and 333-292050).

On June 23, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press release dated June 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lakefront Biotherapeutics
(Registrant)

Date: June 24, 2026	/s/ Annelies Denecker
Annelies Denecker
Company Secretary